June 11, 2009

Mr. John A. Spitz

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Dear Mr. Spitz:

I am writing in response to your comment letter (file number 000-13396) dated May 12, 2009. We had previously filed for a request to extend the due date of our response 10 business days to June 9, 2009. The purpose of this correspondence is to request additional time to complete our response for the reasons described in the following paragraph.

As a result of the discussions that we had with SEC staff during our conference call on June 5, 2009, additional information will need to be obtained from our independent auditors at Crowe Horwath, as well as our valuation experts at Sterne Agee. Both of these third parties have expressed the willingness to assist us in any capacity needed; however, certain of their key personnel are going to be out of the office for several days during the course of the next two weeks. In addition, our finance department personnel at CNB Financial Corporation will be out of the office for a significant portion of the remainder of June. If this extension is granted, our response is expected to be completed no later than Friday, July 3, 2009.

Please contact me if you have any questions concerning this request.

Sincerely,

/s/ Charles R. Guarino
Charles R. Guarino, CPA
Treasurer and Principal Financial Officer
CNB Financial Corporation